VF 4-20-05



05040137

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SEC MAIL PROCESSING RECEIVED APR 14 2005 WASH. D.C. 152 SECTION

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 49817

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2004 (MM/DD/YY) AND ENDING December 31, 2004 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Witenberg Investment Companies, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

9440 Santa Monica Blvd., Suite 600
(No. and Street)

PROCESSED APR 29 2005 THOMSON FINANCIAL

Beverly Hills (City) California (State) 90210 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Christopher J. Urner 310-724-5555
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Linder & Linder
(Name — if individual, state last, first, middle name)

8 Chatham Place (Address) Dix Hills (City) New York (State) 11746 (Zip Code)

SEC MAIL PROCESSING RECEIVED APR 14 2005 WASH. D.C. 213 SECTION

CHECK ONE:
- XX Certified Public Accountant
- Public Accountant
- Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Christopher J. Urner, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Witenberg Investment Companies, Inc., as of December 31, 19 2004, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

Signature

President

Title

Notary Public


JULIANA A. ROSE
Commission # 1334345
Notary Public - California
Los Angeles County
My Comm. Expires Jan 9, 2006

This report** contains (check all applicable boxes):

- X (a) Facing page.
- X (b) Statement of Financial Condition.
- X (c) Statement of Income (Loss).
- X (d) Statement of ~~Changes in Financial Condition~~. Cash Flows.
- X (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- X (g) Computation of Net Capital
- X (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- X (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- X (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- X (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- x (o) Independent Auditors' Report on Internal Accounting Controls.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

LINDER & LINDER ■ *Certified Public Accountants*

8 Chatham Place, Dix Hills, NY 11746 (631) 462-1213 Fax (631) 462-8319

Thomas Linder
Gail Linder

INDEPENDENT AUDITORS' REPORT

To the Board of Directors
and Stockholder
Witenberg Investment Companies, Inc.

We have audited the accompanying statement of financial condition of Witenberg Investment Companies, Inc. as of December 31, 2004 and the related statements of income, changes in stockholder's equity and cash flows that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Witenberg Investment Companies, Inc. at December 31, 2004 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on pages 10 and 11 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.



February 16, 2005

WITENBERG INVESTMENT COMPANIES, INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2004

ASSETS

Cash and cash equivalents	$ 37,526
Deposit with clearing broker	500,000
Receivable from brokers	769,015
Investments not readily marketable	22,800
Property and equipment - at cost, less accumulated depreciation of $135,329	23,259
Other assets	26,167
Total Assets	$1,378,767

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities	
Accrued expenses	$ 98,500
Stockholder's Equity	
Common stock, no par value, 10 shares authorized, 1 share issued and outstanding	500
Retained earnings	1,279,767
Total Stockholder's Equity	1,280,267
Total Liabilities and Stockholder's Equity	$1,378,767

See accompanying auditors' report and notes to financial statements.

WITENBERG INVESTMENT COMPANIES, INC.
STATEMENT OF INCOME
FOR THE YEAR ENDED DECEMBER 31, 2004

Revenues	
Trading	$2,134,183
Interest and dividends	174,215
Total Revenues	2,308,398
Operating Expenses	
Compensation and employee benefits	941,550
Clearance fees and commissions	306,875
Professional fees	49,728
Regulatory fees and assessments	67,012
Occupancy expense	162,489
Communication	116,120
Other expenses	243,426
Total Operating Expenses	1,887,200
Net Income	$ 421,198

See accompanying auditors' report and notes to financial statements.

WITENBERG INVESTMENT COMPANIES, INC.
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2004

	Common Stock	Retained Earnings	Stockholder's Equity
Balance - December 31, 2003	$ 500	$1,008,569	$ 1,009,069
Dividends	-	(150,000)	(150,000)
Net income - 2004	-	421,198	421,198
Balance - December 31, 2004	$ 500	$1,279,767	$ 1,280,267

See accompanying auditors' report and notes to financial statements.

WITENBERG INVESTMENT COMPANIES, INC.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2004

Cash Flows from Operating Activities	
Net income	$ 421,198
Adjustment to reconcile net loss to net cash flows from operating activities	
Depreciation and amortization	4,515
Changes in operating assets and liabilities	
Increase in receivable from brokers	(118,660)
Decrease in securities owned	18,310
Decrease in other assets	7,716
Decrease in accrued expenses	(103)
Increase in securities sold, not yet purchased	(81,220)
Cash Flows Provided By Operating Activities	251,968
Cash Flows from Investing Activities	
Purchase of property and equipment	(23,751)
Cash Flows Used For Investing Activities	(23,751)
Cash Flows from Financing Activities	
Dividends paid	(150,000)
Payment of loan payable - stockholder	(50,000)
Cash Flows Used For Financing Activities	(200,000)
Net Increase in Cash and Cash Equivalents	28,217
Cash and Cash Equivalents, Beginning	9,309
Cash and Cash Equivalents, End	$ 37,526
Supplemental Disclosure:	
Cash paid during the period ended for Interest	$ 7,710

See accompanying auditors' report and notes to financial statements.

WITENBERG INVESTMENT COMPANIES, INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2004

Note 1 - Summary of Significant Accounting Policies

Witenberg Investment Companies, Inc., (the "Company"), which became a broker-dealer in 1997, is a member of the National Association of Securities Dealers, Inc. and is subject to regulation by the United States Securities and Exchange Commission and the National Association of Securities Dealers, Inc.

The Company operates principally under a clearance agreement with another broker, whereby such broker assumes and maintains the Company's customer accounts. The Company is responsible for payment of certain customer accounts (unsecured debits) as defined in the agreement.

Property and Equipment

Property and equipment are stated at cost. Depreciation is calculated using the accelerated cost recovery system.

Revenue Recognition

Securities transactions and the related revenue and expenses are recorded on a settlement date basis. The recording of securities transactions on a trade date basis was considered, and the difference was deemed immaterial.

Securities Owned

Securities owned are carried at quoted market values, and securities not readily marketable are valued at fair value as determined by management. The resulting difference between cost and market value is included in income.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

WITENBERG INVESTMENT COMPANIES, INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2004

Note 1 - Summary of Significant Accounting Policies - (Continued)

Cash Equivalents

For purposes of the statement of cash flows, cash equivalents include highly liquid debt instruments with original maturities of three months or less.

Income Taxes

The Company has elected to be treated as a Subchapter "S" Corporation for Federal and State income tax purposes, whereby, the individual stockholder of the Company includes the Company's income or loss on his individual income tax returns. Accordingly, no provision for Federal income tax has been provided. The Company has provided for the State minimum income tax. In addition, pursuant to the "S" election, the Company has provided for the built in capital gains tax subject to the conversion and eliminated the deferred taxes for Federal purposes.

Note 2 - Deposit with Clearing Broker

The Company operates principally under a clearance agreement with its clearing broker, whereby such broker assumes and maintains the Company's customer accounts. As part of the agreement, the Company will be required to maintain cash or securities of not less than $500,000.

Note 3 - Receivable from Brokers

Receivable from brokers arise as a result of the Company's normal security transactions.

WITENBERG INVESTMENT COMPANIES, INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2004

Note 4 - Loan Payable - Stockholder

The Company had a loan from its sole stockholder in the amount of $275,000, bearing interest at 6% per annum. Interest-only is payable annually with the principal and any unpaid interest due January 2006. During the year ended December 31, 2004, the Company repaid the remaining balance of $50,000 to the stockholder. For the year ended December 31, 2004, the Company incurred interest charges of $655.

Note 5 - Commitments and Contingencies

Lease

The Company leases office space, on a month-to-month basis, from an affiliated company owned by the Company's stockholder. The affiliate's underlying lease expires on September 30, 2007. Lease payments made by the Company approximate the payments due by the affiliated Company. In addition, during October 2003, the Company leased new office space on a month-to-month basis at an annual rate of $4,500.

Pension Plan

The Company established a profit sharing plan. All full time employees, as defined in the plan, are eligible. Contributions to the plan are at the discretion of the trustee of the plan, and there was no contribution for the year ended December 31, 2004.

Concentration of Credit Risk

The Company maintains cash balances at several financial institutions. Accounts at each institution are insured by the Federal Deposit Insurance Corporation up to $100,000.

WITENBERG INVESTMENT COMPANIES, INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2004

Note 6 - Off-Balance-Sheet Risk and Concentration of Credit Risk

The Company, as an introducing broker, clears all transactions with and for customers on a fully disclosed basis with a clearing broker and promptly transmits all customer funds and securities to the clearing broker who carries all of the accounts of such customers. These activities may expose the Company to off-balance-sheet risk in the event that the customer and/or clearing broker is unable to fulfill its obligations.

The Company does not maintain margin accounts for its customers; and, therefore there were no excess margin securities.

The Company seeks to control off-balance-sheet risk by monitoring the market value of securities held in compliance with regulatory and internal guidelines.

The Company transacts its business with customers located throughout the United States.

Note 7 - Net Capital Requirements

The Company is subject to the net capital requirements of rule 15c3-1 of the Securities and Exchange Commission, which requires a broker-dealer to have at all times sufficient liquid assets to cover current indebtedness. In accordance with the rule, the Company is required to maintain minimum net capital of the $100,000 or 1/15 of aggregate indebtedness.

At December 31, 2004, the Company had net capital, as defined, of $1,208,041 which exceeded the required minimum net capital by $1,108,041. Aggregate indebtedness at December 31, 2004 totaled $98,500 and the ratio of aggregate indebtedness to net capital was .08 to 1.

WITENBERG INVESTMENT COMPANIES, INC.
SUPPLEMENTARY INFORMATION
DECEMBER 31, 2004

Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission

Computation of Net Capital	
Stockholder's equity	$1,280,267
Deductions - Non-allowable assets	
Prepaid taxes and expenses	13,766
Other receivables	11,000
Property and equipment	23,259
Investment - not-readily tradeable	22,800
Deposits	1,401
	72,226
Net capital, as defined	1,208,041
Minimum net capital required	100,000
Net capital in excess of minimum requirement	$1,108,041

Computation of Aggregate Indebtedness

Accounts payable and other liabilities	$ 98,500

Ratio of aggregate indebtedness to net capital

$$\frac{\text{Total aggregate indebtedness}}{\text{Net capital}} \quad \frac{\$\ 98,500}{\$1,208,041} = .08$$

The ratio of aggregate indebtedness to net capital is .08 to 1 compared to the maximum allowable ratio of 15 to 1.

See accompanying auditors' report.

WITENBERG INVESTMENT COMPANIES, INC.
SUPPLEMENTARY INFORMATION
DECEMBER 31, 2004

Computation for Determination of Reserve Requirements Under Rule 15c3-3 of the Securities and Exchange Commission

The Company has claimed exemption from Rule 15c3-3 under the provisions of Section (k)(2)(ii).

Information Relating to the Possession or Control Requirements Under Rule 15c3-3:

The Company uses an independent escrow bank account in accordance with Rule 15c2-4 and does not hold customer funds or securities.

Reconciliation of Computation of Net Capital (in thousands)

Net Capital, per Focus Report	$1,199,499
Year-end adjustments	8,542
Net capital, as computed	$1,208,041
Aggregate Indebtedness, per Focus report	$ 107,042
Net adjustments of accrued expenses and other liabilities	(8,542)
Aggregate indebtedness, as computed	$ 98,500

Reconciliation of Determination of Reserve Requirements Under Rule 15c3-3:

The Company has claimed exemption from Rule 15c3-3 under provisions of Section (k)(2)(ii).

See accompanying auditors' report.

LINDER & LINDER ■ *Certified Public Accountants*

8 Chatham Place, Dix Hills, NY 11746 (631) 462-1213 Fax (631) 462-8319

Thomas Linder
Gail Linder

INDEPENDENT AUDITORS' REPORT ON INTERNAL ACCOUNTING CONTROL

To the Board of Directors
and Stockholder
Witenberg Investment Companies, Inc.

In planning and performing our audit of the financial statements and supplementary schedules of Witenberg Investment Companies, Inc., (the "Company"), for the year ended December 31, 2004, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission, ("SEC"), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g), in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(II) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts verifications and comparisons.

2. Recordation of differences required by Rule 17a-13.

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining an internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control and of the practices and procedures referred in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above mentioned objectives. Two of the objectives internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility

are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, errors or fraud may occur and may not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control would not necessarily disclose all matters in the internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control component does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control, including control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2004 to meet the SEC's objectives.

This report recognizes that it is not practicable in an organization the size of Witenberg Investment Companies, Inc. to achieve all the divisions of duties and cross-checks generally included in an internal control and that, alternatively, greater reliance must be placed on surveillance by management.

This report is intended solely for the use of management, the SEC and other regulatory agencies which rely on rule 17a-5(g) under the Securities Exchange Act of 1934 and should not be used by anyone other than those specified parties.



February 16, 2005

LINDER & LINDER ■ *Certified Public Accountants*

8 Chatham Place, Dix Hills, NY 11746 (631) 462-1213 Fax (631) 462-8319

Thomas Linder
Gail Linder

April 7, 2005

Mr. William Witenberg
Witenberg Investment Companies, Inc.
9440 Santa Monica Blvd.
Beverly Hills, CA 90210

Dear Mr. Witenberg:

We have become aware that the Witenberg Investment Companies, Inc.'s financial statements for the year ended December 31, 2004 were issued with several typographical errors included within them. During the our final review with your office, we made several last minute adjustments to the financial statements and inadvertently not all the notes and supplemental schedules included these changes.

Upon becoming aware of such errors, we have corrected the financial statements and have sent you 10 sets of the revised financial statements. Please advise us if you will need additional revised financial statements.

We are very sorry of our mistake and we will take every precaution to prevent this from happening again.

Very truly yours,

Linder & Linder



Thomas Linder